SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                   ----------




                                    FORM 11-K

                                  ANNUAL REPORT
                                   ----------




                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 1997
                                   ----------




                              City Holding Company
                         Profit Sharing and 401(k) Plan
                                   ----------




                              City Holding Company
                                25 Gatewater Road
                        Cross Lanes, West Virginia 25313
                                   ----------



                                    FORM 11-K

                              CITY HOLDING COMPANY

                         PROFIT SHARING AND 401(K) PLAN

                                December 31, 1997
                                   ----------



The following financial statements and schedules of the Plan are included herein:

       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Plan Benefits as of December 31,
         1997 and 1996                                                                                     2

       Statements of Changes in Net Assets Available for Plan Benefits for the
         years ended December 31, 1997 and 1996                                                            3

       Notes to Financial Statements                                                                     4-7

       Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes                           8

       Item 27(d) - Supplemental Schedule of Reportable Transactions                                       9

       Schedules I, II, and III have been omitted because the required information is shown in the financial statements or in the notes thereto.

Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors


                              City Holding Company
                         Profit Sharing and 401(k) Plan

             Audited Financial Statements and Supplemental Schedules

                                December 31, 1997





                                    Contents

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits........................2
Statements of Changes in Net Assets Available for Plan Benefits.............3
Notes to Financial Statements...............................................4


Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes................8
Item 27(d) - Schedule of Reportable Transactions............................9

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for plan benefits of City Holding Company Profit Sharing and 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ Ernst & Young LLP

Charleston, West Virginia
June 26, 1998


                              City Holding Company
                         Profit Sharing and 401(k) Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                      Fidelity        Fidelity       Fidelity
                                                                        City          Advisor         Advisor         Advisor
                                           Participant   Overseas      Holding      Short Fixed     Growth Oppt.     Balanced
                                              Loans        Fund        Company      Income Fund         Fund           Fund
                                          --------------------------------------------------------------------------------------
         December 31, 1997
         Assets
         Cash and cash equivalents           $ 17,823    $      -     $  67,464       $      -        $        -       $      -
         Investments:
            Mutual and commingled funds             -     154,059              -       426,052         1,770,853        903,578
            Common stock of City
              Holding Company at fair               -           -      7,935,809             -                 -              -
              value
            Participant loans                 169,986           -              -             -                 -              -
         Receivables:
            Employer contributions            (17,823)     13,114        (21,563)          350            21,805         13,833
            Participant contributions               -           -              -             -                 -              -
                                          ----------------------------------------------------------------------------------------
         Net assets available for plan       $169,986    $167,173     $7,981,710      $426,402        $1,792,658       $917,411
            benefits
                                          ========================================================================================


                                                        Group
                                                       Annuity
                                             Cash      Contract      Total
                                          --------------------------------------
         December 31, 1997
         Assets
         Cash and cash equivalents        $     439   $       -    $    85,726
         Investments:
            Mutual and commingled funds           -     916,350      4,170,892
            Common stock of City
              Holding Company at fair             -           -      7,935,809
              value
            Participant loans                     -           -        169,986
         Receivables:
            Employer contributions                -       6,144         15,860
            Participant contributions             -           -              -
                                          --------------------------------------
         Net assets available for plan    $     439    $922,494    $12,378,273
            benefits
                                          ======================================


                                                                                      Fidelity        Fidelity       Fidelity
                                                                        City          Advisor         Advisor         Advisor
                                           Participant   Overseas      Holding      Short Fixed     Growth Oppt.    Income and
                                              Loans        Fund        Company      Income Fund         Fund        Growth Fund
                                          --------------------------------------------------------------------------------------
         December 31, 1996
         Assets
         Cash and cash equivalents           $      -     $     -     $        -      $      -        $        -       $      -
         Investments:
            Mutual and commingled funds             -           -              -       335,605         1,195,039        645,957
            Common stock of City
              Holding Company at fair               -           -      4,502,967             -                 -              -
              value
            Participant loans                 195,911           -              -             -                 -              -
         Receivables:
            Employer contributions                  -           -          7,039             -                 -              -
            Participant contributions               -      36,774              -        51,549           112,226         31,037
                                          ----------------------------------------------------------------------------------------
                                              195,911      36,774      4,510,006       387,154         1,307,265        676,994
         Less benefits payable                      -           -         20,698         2,502             8,453          3,348
                                          ----------------------------------------------------------------------------------------
         Net assets available for plan       $195,911     $36,774     $4,489,308      $384,652        $1,298,812       $673,646
            benefits
                                          ========================================================================================



                                                        Group
                                                       Annuity
                                             Cash      Contract      Total
                                          --------------------------------------
         December 31, 1996
         Assets
         Cash and cash equivalents          $22,646    $      -     $   22,646
         Investments:
            Mutual and commingled funds           -     873,936      3,050,537
            Common stock of City
              Holding Company at fair             -           -      4,502,967
              value
            Participant loans                     -           -        195,911
         Receivables:
            Employer contributions                -           -          7,039
            Participant contributions             -       1,891        233,477
                                          --------------------------------------
                                             22,646     875,827      8,012,577
         Less benefits payable                    -       3,239         38,240
                                          --------------------------------------
         Net assets available for plan      $22,646    $872,588     $7,974,337
            benefits
                                          ======================================

         See accompanying notes to financial statements.

                                                                              2


                              City Holding Company
                         Profit Sharing and 401(k) Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                                               Fidelity      Fidelity
                                                                                  City         Advisor        Advisor
                                                    Participant   Overseas      Holding      Short Fixed   Growth Oppt.
                                                       Loans        Fund        Company      Income Fund       Fund
                                                   --------------------------------------------------------------------
Year Ended December 31, 1997
   Contributions and income:
   Contributions from employer                        $      -    $      -     $  278,616      $      -      $        -
   Contributions from employee                               -      34,377        290,795        53,372         211,023
   Interest and dividends                               16,303       9,945        133,343        24,454         110,196
                                                   --------------------------------------------------------------------
Total contributions and income                          16,303      44,322        702,754        77,826         321,219

Transfers to/from investment options, including
   participant loan transactions                       (26,931)     87,899         (3,721)      (19,198)        (28,185)

Deductions:
   Benefit payments                                     15,297       1,151        194,873        14,933          66,597
   Administrative expenses                                   -           -              -             -               -
                                                   --------------------------------------------------------------------
Total deductions                                        15,297       1,151        194,873        14,933          66,597
                                                   --------------------------------------------------------------------
Net additions                                          (25,925)    131,070        504,160        43,695         226,437

Net realized and unrealized losses                           -        (671)     2,988,242        (1,945)        267,409
Net assets available for plan benefits at              195,911      36,774      4,489,308       384,652       1,298,812
   beginning of year
                                                   --------------------------------------------------------------------
Net assets available for plan benefits at end         $169,986    $167,173     $7,981,710      $426,402      $1,792,658
   of year
                                                   ====================================================================

                                                   Fidelity
                                                   Advisor                    Group
                                                   Balanced                  Annuity
                                                     Fund         Cash       Contract       Total
                                                 ------------------------------------------------------
Year Ended December 31, 1997
   Contributions and income:
   Contributions from employer                      $      -    $       -    $      -     $   278,616
   Contributions from employee                        94,808            -      75,797         760,172
   Interest and dividends                             81,270          106      55,933         431,550
                                                 ------------------------------------------------------
Total contributions and income                       176,078          106     131,730       1,470,338

Transfers to/from investment options, including
   participant loan transactions                      32,725      (22,313)    (20,276)              -

Deductions:
   Benefit payments                                   38,301            -      61,298         392,450
   Administrative expenses                                 -            -         250             250
                                                 ------------------------------------------------------
Total deductions                                      38,301            -      61,548         392,700
                                                 ------------------------------------------------------
Net additions                                        170,502      (22,207)     49,906       1,077,638

Net realized and unrealized losses                    73,263            -           -       3,326,298
Net assets available for plan benefits at            673,646       22,646     872,588       7,974,337
   beginning of year
                                                 ------------------------------------------------------
Net assets available for plan benefits at end       $917,411    $     439    $922,494     $12,378,273
   of year
                                                 ======================================================


                                                                                               Fidelity      Fidelity
                                                                                  City         Advisor        Advisor
                                                    Participant   Overseas      Holding      Short Fixed   Growth Oppt.
                                                       Loans        Fund        Company      Income Fund       Fund
                                                   ------------------------------------------------------------------------
Year Ended December 31, 1996
   Contributions and income:
   Contributions from employer                        $      -    $      -     $  249,647      $      -      $        -
   Contributions from employee                               -      36,774        276,314        82,826         262,331
   Interest and dividends                                    -           -         84,826        12,325          34,272
                                                   ------------------------------------------------------------------------
Total contributions and income                               -      36,774        610,787        95,151         296,603

Transfers to/from investment options, including
   participant loan transactions                       137,541           -     (1,401,990)      267,378         694,600

Deductions:
   Benefit payments                                     25,503           -        281,197        28,154          62,457
   Administrative expenses                                   -           -          2,067           150             457
                                                   ------------------------------------------------------------------------
Total deductions                                        25,503           -        283,264        28,304          62,914
                                                   ------------------------------------------------------------------------
Net additions                                          112,038      36,774     (1,074,467)      334,225         928,289

Net realized and unrealized losses                           -           -        422,213         6,767         145,821
Net assets available for plan benefits at               83,873           -      5,141,562        43,660         224,702
   beginning of year
                                                   ------------------------------------------------------------------------
Net assets available for plan benefits at end         $195,911     $36,774     $4,489,308      $384,652      $1,298,812
   of year
                                                   ========================================================================

                                                 Fidelity
                                                 Advisor                    Group
                                                Income and                 Annuity
                                               Growth Fund      Cash       Contract       Total
                                               ------------------------------------------------------
Year Ended December 31, 1996
   Contributions and income:
   Contributions from employer                    $      -    $       -    $      -     $   249,647
   Contributions from employee                     111,106            -     122,688         892,039
   Interest and dividends                           20,095            -           -         151,518
                                               ------------------------------------------------------
Total contributions and income                     131,201            -     122,688       1,293,204

Transfers to/from investment options, including
   participant loan transactions                   451,518     (878,538)    729,491               -

Deductions:
   Benefit payments                                 37,991            -     153,494         588,796
   Administrative expenses                             296            -         540           3,510
                                               ------------------------------------------------------
Total deductions                                    38,287            -     154,034         592,306
                                               ------------------------------------------------------
Net additions                                      544,432     (878,538)    698,145         700,898

Net realized and unrealized losses                  28,162            -      54,083         657,046
Net assets available for plan benefits at          101,052      901,184     120,360       6,616,393
   beginning of year
                                               ------------------------------------------------------
Net assets available for plan benefits at end     $673,646    $  22,646    $872,588     $ 7,974,337
   of year
                                               ======================================================



See accompanying notes to financial statements.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1997



1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company Profit Sharing and 401(k) Plan (the Plan) are maintained on the accrual basis of accounting. The Plan's financial statements presented herein are in conformity with generally accepted accounting principles and require management of the Plan to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results may differ from management's estimates.

Investments

The Plan estimates the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price. Investments in mutual and commingled funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 1997 and 1996. At December 31, 1997, mutual and commingled funds consisted of the following investment alternatives:

      Fidelity Advisor Short Fixed-Income Fund: The primary objective of the Fund is to obtain a high level of current income, consistent with the preservation of capital, by investing primarily in a broad range of investment-grade fixed income securities. The Fund consists primarily of fixed-income securities of all types which may include convertible and zero-coupon securities. The Fund may also invest a portion of its assets in securities issued by foreign companies and foreign governments.

      Fidelity Advisor Growth Opportunity Fund: The primary objective of the Fund is to provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The Fund may also invest in other securities, such as preferred stock and bonds that may produce capital growth.

      Fidelity Advisor Balanced Fund (formerly called Income and Growth Fund):
      The primary objective of the Fund is to invest in equity securities, convertible securities, common and preferred stocks, and fixed-income securities that provide income or opportunities for capital growth.

      Fidelity Advisor Overseas Fund: The primary objective of the Fund is to seek growth of capital through investments in foreign securities. The Fund invests in securities of companies located in the Americas (other than U.S.), Far East, the Pacific Basin, and Western Europe. The Fund also invests in debt securities for long-term growth purposes.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)


      Group Annuity Contract: The group annuity contract represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Fund, compounded annually, and is determined by annual interest rates which will not be less than the following (as specified in the contract):

                      Interest Rate              Contract Year
          -----------------------------------------------------------------

                          6.00%                       1997
                          5.50%                       1998
                          5.00%                       1999

At least 90 days prior to the expiration of the interest guarantees, The Hartford shall advise the Plan of new interest guarantees that apply to the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant directed transfers may be made under the contract. Such transfers will not be subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company.

Each participant may designate the percentage of his or her contributions to be invested into any of the aforementioned alternatives.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan, which was adopted and became effective January 1, 1991, is a defined contribution savings and profit sharing plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution. Matching contributions are made with common stock of the Plan sponsor, City Holding Company.

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $173,000 and $301,000 in 1997 and 1996, respectively, of participant account balances rolled-over from previous employer plans.

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)


Vesting

Participants are immediately fully vested in their voluntary contributions and employer matching contributions, plus actual earnings thereon. A participant becomes vested in discretionary profit sharing contributions as follows:

                                                   Vested Percentage of
               Years of Service                   Employer Contributions
       -------------------------------------------------------------------------

                  Less than 2                                   0%
                       3                                       20
                       4                                       40
                       5                                       60
                       6                                       80
                   7 or more                                  100

Forfeitures of terminated participants' nonvested account balances are allocated to eligible participants who are employed on December 31 of each year based on their annual compensation.

Benefits

Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

3. Federal Income Taxes

The Internal Revenue Service has determined that the Plan meets the requirements of Section 401(k) of the Internal Revenue Code and thus it is exempt from federal income taxes under the applicable provisions of the Code.

4. Related Party Transactions

Contributions made to the Plan as part of the Company's matching provisions consist of common stock of City Holding Company. Such contributions are nonparticipant directed investments included in plan assets. For the years ended December 31, 1997 and 1996, matching contributions approximated $279,000 and $250,000, respectively.

During 1995, a subsidiary of the Plan sponsor funded all newly originated participant loans. Such loans, with an approximate aggregate original amount of $59,000, were granted by the subsidiary in accordance with the loan provisions of the Plan document and are fully secured by the assets in the participants' individual accounts. The Plan purchased these loans from the subsidiary during

                              City Holding Company
                         Profit Sharing and 401(k) Plan

                    Notes to Financial Statements (continued)


1996 and is currently funding all future participant loans which meet Plan provisions. Interest-bearing loans to participants funded by the Plan approximated $170,000 and $196,000 at December 31, 1997 and 1996, respectively.

Included in interest and dividends for the years ended December 31, 1997 and 1996, are dividends from City Holding Company common stock approximating $133,000 and $85,000, respectively.

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

5. Investments Representing 5% or More of the Fair Value of Net Assets Available for Plan Benefits

                                                          December 31
                                                     1997             1996
                                               ---------------------------------

Group Annuity Contract Fund                      $   922,494      $   875,827
City Holding Company common stock                  7,981,710        4,502,967

Mutual Funds:
   Fidelity Advisor Short Fixed Income Fund          426,402          387,154
   Fidelity Advisor Growth Opportunity Fund        1,792,658        1,307,265
   Fidelity Advisor Balanced Fund                    917,411                -
   Fidelity Advisor Income & Growth Fund                   -          676,994


                              City Holding Company
                         Profit Sharing and 401(k) Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                                                                      Current
       Shares/Units                            Description                            Cost             Value
--------------------------------------------------------------------------------------------------------------------
Common stock:

       188,869            City Holding Company                                        $4,416,172     $  7,935,809

Investments in mutual or commingled funds:

        45,263            Fidelity Advisor Short Fixed Income Fund                       421,834          426,052
        41,732            Fidelity Advisor Growth Opportunity Fund                     1,375,803        1,770,853
        49,611            Fidelity Advisor Balanced Fund                                 800,238          903,578
         9,636            Fidelity Advisor Overseas Fund                                 154,732          154,059
       916,350            Group Annuity Contract                                         916,350          916,350
                                                                                ------------------------------------
                                                                                       3,668,957        4,170,892

Loans to participants                                                                    169,986          169,986
Cash and cash equivalents                                                                 85,726           85,726
                                                                                ------------------------------------
                                                                                      $8,340,841      $12,362,413
                                                                                ====================================


                                                                              8


                              City Holding Company
                         Profit Sharing and 401(k) Plan

                Item 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1997


                                                Number        Total       Number     Total      Total       Gain
                                                  of           Cost         of        Cost     Proceeds    (Loss)
                                                 Units          of         Units       of        from        on
                                               Purchased     Purchase      Sold      Sales      Sales      Sales
                                             -----------------------------------------------------------------------

Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

City Holding Company Common Stock                24,591       $893,452        -        $ -        $ -        $ -



There were no category (i), (ii) or (iv) reportable transactions during 1997.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 File No. 33-62738) pertaining to the City Holding Company Profit Sharing and 401(k) Plan of our report dated June 26, 1998, with respect to the financial statements and supplemental schedules of the City Holding Company Profit Sharing and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                         /s/ Ernst & Young LLP



Charleston, West Virginia
June 29, 1998

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                         City Holding Company Profit
                                         Sharing and 401(k) Plan





                                         /s/ Robert A. Henson
                                         ------------------------------
                                         Mr. Robert A. Henson
                                         Plan Administrator





June 29, 1998